Exhibit 99.5

NICE Announces Engage Version 6.12 Providing Innovative Capabilities
for Compliance and Privacy

With advanced compliance automation and security capabilities, the platform enables contact centers to quickly and seamlessly adjust to new regulatory challenges

Hoboken, N.J., December 11, 2018 – NICE (Nasdaq: NICE) today announced the availability of its Engage platform version 6.12, comprising enhanced features to investigate and prevent violations of privacy related regulations. The latest version focuses on boosting the efficiency of IT teams in charge of compliance and offers multiple benefits to business users, ultimately enabling them to gain further visibility into their recording activities.

The NICE Engage platform version 6.12, along with its Compliance Center, further asserts the company's strategy to provide the best data processing practices in the contact center through innovative evidence keeping, consent gathering and management of personally identifiable information (PIA). With do it yourself (DIY) capabilities, the platform allows IT and business users to carry out speedier investigations and proactively assure that their recording system behaves in full compliance with the most stringent regulations, laws and standards impacting the contact center – whether it be GDPR or GDPR-related, PCI DSS, MiFID II, HIPAA, CFPB, FTC, TSR, and more.

Dick Bucci, Principal, Pelorus Associates, said, "With increasing privacy-oriented regulations, leading contact centers find themselves depending on innovation to ensure compliance and structure a privacy policy, as they need to include clear definitions of what legally and ethically constitutes personally identifiable information. My research has shown that the new version of NICE Engage is ahead of the pack with its wealth of features for recording and compliance."

Pelorus Associates is a consulting firm focused on the contact center and public safety communications sector, providing services to over 30 companies based in five countries.

Miki Migdal, President of the Enterprise Product Group, NICE, said, "It is innovative features such as those launched in this latest version of the NICE Engage platform that have allowed us to boast over 1.5 million Advanced Interaction Recording (AIR) channels worldwide. Version 6.12 demonstrates our continued commitment to delivering user-centricity, security and resilience as well as unprecedented scalability – all key features that have made the platform a success. Whether it is GDPR or derivative regulations in Canada, Brazil, Japan, or other countries, contact center leaders rely on NICE to deliver leading edge solutions that allow them to provide unparalleled customer experiences while ensuring compliance and data security at the highest level.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.